Correspondence

Dennis Brovarone
Attorney at Law
18 Mountain Laurel Drive
Littleton, CO 80127

April 27, 2005

U.S.     Securities and Exchange Commission
Washington, D.C. 20549-0405

Re:	New World Batteries, Inc. Registration Statement on Form 20-F Amendment no. 1 Filed April 1, 2005 File No. 000-51157

Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filing in response to the Staff’s comments of April 12, 2005. Three paper copies of the amended filing marked to show changes have been sent via Federal Express. The comments have been reproduced for your convenience and our followed by our responses.

D. Risk Factors — Page 4

Difficulties will exist for U.S. investors to effect service of process, …Page 10

1.	The risk factor section should succinctly present the material risks concerning an. investment in your securities. Much of this risk factor discloses factual information, for example, about how to effect service in Canada, without discussing a particular risk. While this information is useful, and may be provided in a later section of the registration statement, it does not belong in the risk factor section. Accordingly, revise this risk factor (p. 10) to explain clearly and succinctly whether an investor might find it difficult:

•	to effect service of process within the United Stales on you or your officers or directors;

•	to enforce in the United States a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against you and your officers and directors; and

•	to enforce liabilities based on the U.S. federal securities laws in a Canadian court, either in an original action or in an action to enforce a U.S. court judgment, against you and the above persons because, for example, of the need to engage Canadian counsel and, in the case of an original action, of having to prove the claim's validity without relying on a U.S. court judgment, all of which could be costly.

The risk factor has been revised and the information on effecting service and legal proceedings in Canada has been moved to a new section 10-I entitled Information for U.S. Investors Regarding Canadian Legal Matters, page 35.

Item 5. Operating and Financial Review and Prospects — Page 9 Research and Development — Page 20

2.	See prior comment 23. The prior comment was issued as a result of the disclosure on page 20 which states that your research and development activities use facilities and resources that are at the disposal of Dr. Patrick O’Brien. Please revise your disclosure to clarify the nature of these Facilities and resources to which you refer. Discuss the significant terms of any agreements related to your use of these facilities and resources. Clarify whether or not you must pay a fee in exchange for using the facilities and resources and tell us how you plan to account for this arrangement and why. Discuss whether or not you will require the use of any other facilities or resources to develop your products and, if you do, discuss the amount and source of funds you will require for this purpose.

The facilities and resources referred to in this section are those described on page 19 under the section entitled D. Property, Plant and Equipment. A cross reference has been added to the Research and Development section.

Executive Compensation — Page 23

3.	Please reconcile your response to prior comment 32 that “[a]s of this date only 280,200 shares have been granted” with the your disclosure on page 23 that “Dr. P, O’Brien has been granted stock options vesting annually over the next five years in the amount of two hundred thousand per year.”

The section has been revised to clarify that to date option on only 260,000 shares have been granted to the officers and directors and that subsequent options will be granted on each anniversary under the stated conditions.

Patents-Page 17

4.	We note your disclosure in response to comment 21. Please clarify whether you own all patents needed to commercialize the products described in your document. We note on page 14 of your disclosure that Dr. O’Brien has six additional patents pending; however, it is unclear whether you have or require rights to those patents.

Additional disclosure has been made of the patents pending subject to the Assignment by Dr. Robert O’Brien and that the Company believes it has a license to all granted and pending patents necessary to commercialize the technology.

Restrictions on Transfer — Page 27

5.	We note your response to prior comment 40. Article 26.2 of your Articles of Incorporation appears to specifically limit its applicability only to the consent requirement of Article 26.3. Please provide us with your detailed analysis of why you believe that, once you become a “public company,” Article 26.2 would have the effect of rendering inapplicable Article 29.

The Company has filed a Notice of Alteration and a new Notice of Articles to restate Article 29 to make clear that the Right of First Refusal is only applicable if and for so long as the Company is not a public company. The Notice of Alteration has been filed as Exhibit 1.2, the new Notice of Articles dated April 25, 2005 has filed as Exhibit 1.3 and the Restated Articles have been filed as Exhibit 1.4. A copy of Article 29 marked to show the changes has been supplementally provided.

6.	Reconcile the statement in the first sentence of this section that “So long as NWB’s securities are registered pursuant to the Securities Exchange Act of 1934 with the U.S. Securities and Exchange Commission, NWB does not impose any restrictions on the transfer of its common stock except as required by law” with the final two sentences, which appear to describe transfer restrictions contained in your Articles of Incorporation that apply “if NWB is a public company.”

The second to the last sentence has been revised to state if NWB is NOT a public company. In addition, disclosure of the requirement of board consent to transfer if NWB is not a public company has also been added.

Issuance and Price History — Page 28

7.	Reconcile the number of shares addressed in this section with the number of shares outstanding per the top of page 25 and your balance sheet. Also reconcile the consideration received in September 2004 as disclosed in this section with the consideration mentioned in the penultimate paragraph on page 25, and clarify why Daniel O’Brien would receive consideration for patents owned by Robert O’Brien.

The number of shares outstanding as of December 31, 2004 was 8,575,173 and as of March 31, 2005 was 8,635,172. The difference is the 60,000 shares sold in January 2005 and one share which was originally issued to legal counsel which for the Company which was subsequently acquired by the Company and cancelled.

Memorandum and Articles of Incorporation — Page 28

8.     Please expand your disclosure to address directly the issues raised in comment 43.

A discussion of the quorum and voting requirements of the Class A and any Class B or Class D common stock has been added.

Material Contracts — Page 31

9.     Please file Exhibits 4.1.1, which were referenced in your response to prior comment 47.

The exhibit identified in the response letter as 4.1.1 was in fact filed as exhibit 4.2

E. Taxation — Page 32

10.	We reissue prior comment 50. Your disclosure should include all material tax consequences, including estate tax, gift tax, etc. Revise accordingly.

Additional disclosure has been made.

United States Taxation Consequences — Page 33

11.	Since you have disclosed that there is a significant risk that you will be classified as a passive foreign investment company (“PF1C”), expand your PFIC discussion to include a description of the consequences to U.S. investors should this PFIC classification occur. U.S. investors are entitled to know more about the potentially adverse tax consequences resulting from a PFIC determination than the fact that “highly complex rules would apply to US taxpayers owning our ordinary shares” (p. 33). Revise accordingly.

Additional disclosure has been made.

12.     Disclose whether you were a PFIC as of the end of the last calendar year.

Disclosure has been made that the Company was a PFIC as of December 31, 2004 and anticipates being so classified in the future.

Financial Statements — Page F-l

Report of Independent Registered Public Accounting Firm — Page F-l

13.	We note that the financial statements are for the period from inception (August 30, 2004) through December 31, 2004. Please request you auditors to reconcile this with (a) the audit report which refers to the “the period then ended” and (b) the consent in Exhibit 10 which refers to the year ended December 31, 2004. Please revise and reconcile.

The Audit Report and Consent have been so revised and reconciled.

Note 4. Stock Options — Page F-8

14.	We have reviewed your response to comment 54. Please revise your document to disclose shareholder approval requirements, the class of common shares that will be issued upon exercise of the stock options, and vesting periods, as previously requested.

Additional disclosure has been made of the requirement of shareholder approval, that Class A common stock is subject to the options and that the presently granted options have vested.

        An acknowledgement of the points regarding accuracy of the filing, the non-foreclosure of Commission action as a result of staff comments and changes in disclosure in response to staff comments and that the Company may not assert staff comments as a defense in any proceeding by the Commission has been filed. Please contact me at the above address, telephone and fax numbers as necessary.

Sincerely,

/s/ Dennis Brovarone
Dennis Brovarone
cc: New World Batteries Inc

 ARTICLES OF                                                            Page 38
 NEW WORLD BATTERIES, INC.

 29.    RIGHTS OF FIRST REFUSAL

Subject to Article 26.1, shares in the capital of the Company shall not be transferred except under the following conditions:

29.1 Application

     Article  29 does not apply to the  Company  when and for so long as it is a public company or a pre-existing  reporting company.  Provided that Article
     29 is  applicable,  shares  in the  capital  of the  Company  shall  not be transferred except under the following conditions:

29.2 A person ("the Proposing Transferor") wishing to transfer a share for valuable consideration must first give notice in writing ("the transfer notice") to the Company. The transfer notice must specify the per share and aggregate price and the terms of payment upon which the Proposing
     Transferor is prepared to transfer those shares and shall constitute as the
     Company agent of the Proposing Transferor for the sale of the share to the other shareholder(s) of the Company holding shares of the same class at the prices and upon the terms of payment specified in the transfer notice. The transfer notice must also state whether or not the Proposing Transferor has had an offer to purchase the share from or proposes to sell the share to any particular person(s) who is not a shareholder of the Company and if so, then the name(s) and address(es) of those person(s) must be specified in the transfer notice. The transfer notice shall constitute an offer by the
     Proposing Transferor to the other shareholders of the Company holding shares in the class(es) included in the transfer notice and shall not be revocable except with the approval of the directors. If the transfer notice pertains to shares of more than one class, then the prices and terms of payment for each class of shares must be stated separately in the transfer notice.

29.3 Upon receipt of the transfer notice by the Company, the directors must forthwith give a copy of the transfer notice to each shareholder, other than the Proposing Transferor, holding shares of the class or classes set out in the transfer notice (each of whom is an "Offeree") and ask each
     Offeree to state to the Company in writing within 28 days from the date of the transfer notice whether the Offeree is willing to purchase any of the shares offered in the transfer notice and if so, then the maximum number the Offeree is willing to purchase. An Offeree may only purchase from the
     Proposing Transferor shares of the class(es) of shares held by the Offeree.

29.4 After the expiration of the 28-day notice period provided in Article 29.2, if the directors receive from the shareholders entitled to receive the transfer notice sufficient acceptances to purchase all the shares offered in the transfer notice, then the directors will apportion those shares among the members so accepting pro rata in proportion to the number of shares held by each of them respectively and in the case of more than one class of shares, then pro rata in respect of each class. If the directors do not receive sufficient acceptances to purchase all the shares offered in the transfer notice, then the directors may, with the consent of the
     Proposing Transferor who shall not be obliged to sell in the aggregate less than all the shares offered in the transfer notice, apportion the shares offered in the transfer notice among the members accepting pro rata in proportion to the number of shares held by each of them respectively but only up to the number of shares accepted by each of them respectively.
     After an apportionment has been so made and upon payment of the price for the shares apportioned, the Proposing Transferor shall be bound to transfer those shares in accordance with that apportionment and if the Proposing
     Transferor fails to do so, the Company will cause the name of the purchasing members to be entered in the central securities register as the holders of those shares and shall cancel the share certificates representing those shares whether they have been produced to the Company or not. Payment to the Company of the purchase price shall be sufficient payment by the purchasing member and entry of the transfer in the register of members shall be conclusive evidence of the validity of the transfer.

 ARTICLES OF                                                            Page 39
 NEW WORLD BATTERIES, INC.

29.5 For a period of 90 days after the expiration of the 28-day period provided in Article 29.2, the Proposing Transferor may transfer to any person those shares offered in the transfer notice which have not been apportioned to a shareholder under this Article, provided that the Proposing Transferor must not sell any of those shares at a price less than that specified in the transfer notice or on terms more favourable to a purchaser than those specified in the transfer notice.

29.6 The provisions as to transfer of shares contained in Articles 29.2, 29.3,
     29.4 and 29.5 shall not apply:

     (a)  where before the proposed transfer of shares is made, consents to the transfers are provided by shareholders holding all the issued shares of the class of shares to be transferred or, where the shares to be transferred comprise more than one class of shares, if consents thereto are obtained from shareholders of each class holding all the issued shares of the class to be transferred; or

     (b)  to a transfer of shares for the purpose of effecting the appointment of a new trustee for the owner thereof if the Board is satisfied that the transfer is not for valuable consideration.